UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of March 2017

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TABLE OF CONTENTS
Item 1:	Form 6-K dated March 1, 2017 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated: March 1, 2017

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors sales at 47,573 in February 2017

Mumbai, March 01, 2017: Tata Motors passenger and commercial vehicle total sales (including exports) in February 2017 were at 47,573 vehicles, higher by 2% over 46,674 vehicles sold in February 2016. The company's domestic sales of Tata commercial and passenger vehicles for February 2017 were at 42,679 nos., higher by 3%, over 41,532 nos., in February 2016. Cumulative sales (including exports) of the company for the fiscal was at 485,415 nos., higher by 6% over 458,648 vehicles, sold last year.

Domestic Passenger Vehicles

In February 2017, Tata Motors passenger vehicles, in the domestic market, recorded sales at 12,272 nos., with a growth of 12%, over February 2016, due to continued strong demand for the Tata Tiago. The company has also received an encouraging response to its recently launched lifestyle UV, Tata Hexa.

Cumulative sales growth of all passenger vehicles in the domestic market for the fiscal were at 137,718 nos., a growth of 17%, compared to 117,560 nos., in the last fiscal.

Domestic Commercial Vehicles

The overall commercial vehicles sales in February 2017, in the domestic market were at 30,407 nos. lower by 1% over February 2016.

The MHCV Cargo segment demand has picked up due to pre-buying on account of expected price increase led by BSIV implementation from 1st April. Overall sales of Tata Motors' M&HCV were at 15,031 nos. in February 2017, a growth of 1%, over February 2016. TML Bus sales continued to grow by 30% in February 2017, driven particularly by STU orders, supported by Intercity and Staff Application segments. Demand from schools is also gaining momentum.

Improved consumer sentiments, waning effect of demonetization and aggressive push by the market players has led to recovery of S&LCV segment volumes, this month. Sales of Tata Motors' Small & Light Commercial Vehicles were at 15,376 nos., in February 2016. Cumulative sales of commercial vehicles in the domestic market for the fiscal was flat at 289,335 nos. over last year.

Exports

The company's sales from exports was at 4,894 nos. in February 2017, a decline of 5% (owing to lower PV shipment) compared to 5,142 vehicles sold in February 2016. The cumulative sales from exports for the fiscal was at 58,362 nos., higher by 13%, over 51,679 nos., sold last year.

-Ends-

About Tata Motors

Tata Motors Limited is India's largest automobile company, with consolidated revenues of INR 2,75,561 crores (USD 41.6 billion) in 2015-16. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 9 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS and Russia

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.